Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2017	2016
Earnings
Income from continuing operations before income tax expense	$1,295	$1,237
Add
Equity earnings of affiliates	(60)	(35)
Cash distributions received from affiliates	5	2
Fixed charges, excluding capitalized interest	336	319
Amortization of capitalized interest	8	7

Total earnings available for fixed charges	$1,584	$1,530

Fixed charges
Interest on debt and finance lease charges	$313	$300
Capitalized interest	6	4
Interest element on rental expense	23	19

Total fixed charges	$342	$323

Ratio of earnings to fixed charges	4.6	4.7